FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended  December 31, 1999


[ ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  ___________to___________

                 Commission file number                  0-3041

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             JUSTIN INDUSTRIES, INC.
                              2821 West 7th Street
                             Fort Worth, Texas 76107


                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                     JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                                      (Name of Plan)



                                   /S/ RICHARD J. SAVITZ
                                   Richard J. Savitz
                                   Chief Financial Officer


June 27, 2000

===============================================================================

ERNST & YOUNG LLP
REPORT OF INDEPENDENT AUDITORS


Plan Participants
Justin Industries, Inc.
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Justin Industries, Inc. Employee Stock Ownership Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year December 31, 1999, and reportable transactions and non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   /S/ ERNST & YOUNG LLP




Fort Worth, Texas
June 14, 2000


===============================================================================

               JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                  Statements of Net Assets Available for Benefits

                                                        December 31,
                                               ------------------------------
                                                    1999             1998
                                               -------------    -------------
Assets:
 Cash                                           $      1,361     $          -
 Investments, at fair value                       54,011,953       44,709,739
 Participants' contributions receivable              396,689          311,522
 Company contribution receivable                     107,789          672,847
 Dividends and interest receivable                   158,443          151,972
                                               -------------    -------------
         Total assets                             54,676,235       45,846,080

Liabilities:
 Participants' contributions refundable               92,489                -
                                               -------------    -------------
Net assets available for benefits               $ 54,583,746     $ 45,846,080
                                               =============    =============


            Statement of Changes in Net Assets Available for Benefits

                                                           Year Ended
                                                        December 31, 1999
                                                        -----------------
Investment income:
 Dividends and interest                                     $  1,472,473
 Net appreciation in fair value of investments                 6,562,881
                                                        -----------------
         Total investment income                               8,035,354
Contributions:
 Participants                                                  3,198,810
 Company                                                       1,300,736
                                                        -----------------
         Total contributions                                   4,499,546
 Participants' withdrawals                                    (3,797,234)
                                                        -----------------
                                                               8,737,666
Net assets available for benefits at
 beginning of year                                            45,846,080
                                                        -----------------
Net assets available for benefits at
 end of year                                                $ 54,583,746
                                                        =================


                             See accompanying notes.
===============================================================================

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                                December 31, 1999


1. DESCRIPTION OF PLAN

The following description of the Justin Industries, Inc. (the Company) Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

a. General. All employees (except those employees covered under collective bargaining agreements that do not provide for plan participation) of participating employers are eligible to participate in the Plan beginning on January l or July l after each employee has completed one year of service
   and reached the age of twenty-one.   The Plan is subject to the provisions
   of the Employee Retirement Income Security Act of 1974 (ERISA).

b. Contributions.  The Plan is primarily funded by two types of contributions:

     Employee voluntary pre-tax contributions through salary deferrals, limited to 15 percent of each employee's eligible earnings, but not more than the maximum allowed by law. Employee contributions are subject to Internal Revenue Code (the Code) limitations. The maximum contribution allowed by the Company was $8,000 in 1999 and 1998.

     Company matching contributions are equal to a percentage of each employee's voluntary pre-tax contributions up to 5 percent of the employee's eligible earnings. The Board of Directors annually determines the matching percentage. In 1999, all employees' contributions were matched at 50 percent up to a maximum of $4,000.

   Any employee of the Company may roll over into the Plan distributions made from a previous employer's qualified retirement plan.

c. Participants' Accounts. Each participant's account is credited with the employee's contribution and an allocation of the Company's contribution and investment earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. Vesting. Participants have a fully vested, nonforfeitable right to employee contributions. Company matching contributions are fully vested and nonforfeitable once allocated.

e. Investment Options. Employee contributions prior to September 1, 1994 and all Company matching contributions are invested in Company common stock. Subsequent to September 1, 1994, participants direct investments from employee contributions among a combination of Company common stock and investment funds. There are nine available investment funds participants may choose from.

f. Payment of Benefits. Withdrawals of employer contributions from the Plan by participants can be made at normal retirement (age 65), early retirement (age 55), when a participant dies, becomes disabled or a break in service occurs. Distributions upon withdrawal are made in accordance with the Plan document. The Plan document does not allow participant loans.

===============================================================================

2. SUMMARY OF ACCOUNTING POLICIES

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at end of year. The Company stock is valued at its quoted market price. Gains and losses on the sale of investments are accounted for on an average cost basis.

Shares in Merrill Lynch Retirement Preservation Trust are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and supplemental schedules and accompanying notes. Actual results could differ from those estimates.

Contributions by participants and participating employers are accounted for on the accrual basis once determined. Benefit payments are recorded when paid.

Certain 1998 amounts have been reclassified to conform to the 1999 presentation.

3. TAX STATUS OF PLAN

The Plan has received a determination letter from the Internal Revenue Service dated October 26, 1994, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

4. PARTICIPANTS' CONTRIBUTIONS REFUNDABLE

As a result of nondiscrimination requirements relating to contributions, certain "highly compensated" employees received refunds in 2000 of excess 1999 contributions. Such amounts have been accrued in the accompanying financial statements for 1999 as a liability of the Plan as of the end of the Plan year.

5. ADMINISTRATIVE EXPENSES

All expenses of Plan administration may be paid out of Plan assets unless paid by the Company at its discretion. In 1999, the Company elected to pay directly all administrative expenses of the Plan with the exception of brokerage commissions and transfer taxes on stock purchases, which are included in the cost of the stock purchased.

===============================================================================

6. INVESTMENT ACTIVITY

Net assets available for benefits at December 31, 1999 and 1998 and changes in net assets available for benefits for the year ended December 31, 1999 for non-participant and participant directed investment activity are as follows:

                              Year Ended December 31, 1999
-----------------------------------------------------------------------------------------
                                           Justin
                                      Industries Inc.          All
                                        Common Stock       Participant
                                      (Non-Participant      Directed
                                     Directed Portion)     Investments          Total
                                     -----------------   ---------------   ---------------
Dividends and interest income            $    450,838      $  1,021,635      $  1,472,473

Net appreciation in fair
  value of investments                      3,530,611         3,032,270         6,562,881

Contributions:
  Participants                                      -         3,198,810         3,198,810
  Company                                   1,300,736                 -         1,300,736
Participants' withdrawals                  (2,218,159)       (1,579,075)       (3,797,234)
Interfund transfers                          (160,142)          160,142                 -
                                     -----------------   ---------------   ---------------
                                            2,903,884         5,833,782         8,737,666
Net assets available for benefits
  at beginning of year                     29,603,126        16,242,954        45,846,080
                                     -----------------   ---------------   ---------------
Net assets available for benefits
  at end of year                         $ 32,507,010      $ 22,076,736      $ 54,583,746
                                     =================   ===============   ===============

The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                          December 31,
                                                  ---------------------------
                                                      1999           1998
                                                  ------------   ------------
Van Kampen Emerging Growth Fund Cl A              $  5,220,200   $          -
Justin Industries, Inc. Common Stock                44,054,523     37,926,089
Growth Fund for Investment and Retirement                    -      2,963,736

During 1999 the Plan's investments (including purchased and sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                        Net
                                    Appreciation
                                    ------------
  Investment Funds                  $  1,624,900
  Company Common Stock                 4,937,981
                                    ------------
                                    $  6,562,881
                                    ============

===============================================================================

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. PLAN AMENDMENT

The Plan was amended in 1999 to provide a special mid-year matching ESOP employer contribution to certain participants who were employees of Nocona Boot Company whose employment was terminated due to the 1999 closing of the plant in Nocona, Texas.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Department of Labor (DOL) requires realized and unrealized gains and losses to be calculated in a different manner than required by generally accepted accounting principles. Realized and unrealized losses using the DOL's method for 1999 amounted to $248,273 and $6,314,608, respectively.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                    Year Ended December 31,
                                                   -------------------------
                                                       1999          1998
                                                   -----------   -----------
Net assets available for benefits per the
 financial statements                              $54,583,746   $45,846,080
Amounts allocated to withdrawing participants       (3,352,238)     (691,698)
                                                   -----------   -----------
Net assets available for benefits per the
 Form 5500                                         $51,231,508   $45,154,382
                                                   ===========   ===========

                                                                Year Ended
                                                                December 31,
                                                                   1999
                                                               -------------
Participants' withdrawals per the financial statements          $ 3,797,234
Add amounts allocated to withdrawing participants at
 December 31, 1999                                                3,352,238 (1)
Less amounts allocated to withdrawing participants at
 December 31, 1998                                                 (691,698)
                                                               ------------
Participants' withdrawals per the Form 5500                     $ 6,457,774
                                                               ============


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(1) Includes withdrawal payments related to employees terminated during the last half of 1999 in connection with the closure of two company manufacturing facilities.

===============================================================================



               JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                  EIN:  75-0102185              Plan Number:  014
             Schedule G, Part IV - Schedule of Nonexempt Transactions
                          Year Ended December 31, 1999


                                                         (c) Description of
                           (b) Relationship to         Transactions Including
                            Plan, Employer or          Maturity Date, Rate of
    a) Identity of           Other Party-in-            Interest, Collateral
    Party Involved               Interest               Par or Maturity value
-----------------------   ----------------------   -----------------------------

Justin Industries, Inc.   Employer/Plan Sponsor    Contributions of $265,630 for
                                                   the January payroll were
                                                   deposited on March 11, 1999.

Justin Industries, Inc.   Employer/Plan Sponsor    Contributions of $161,550 for
                                                   the February payroll were
                                                   deposited on March 24, 1999.

Justin Industries, Inc.   Employer/Plan Sponsor    Contributions of $135,338 for
                                                   the February payroll were
                                                   deposited on March 29, 1999.

Justin Industries, Inc.   Employer/Plan Sponsor    Contributions of $53,717 for
                                                   the February payroll were
                                                   deposited on April 1, 1999.

Justin Industries, Inc.   Employer/Plan Sponsor    Contributions of $150,944 for
                                                   the July payroll were
                                                   deposited on August 25, 1999.

===============================================================================

                 JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                    EIN: 75-0102185                Plan Number: 014
Schedule H; Line 4i - Schedule of Assets Held for Investment Purposes at End of Year
                                  December 31, 1999

                                      (c) Description
                                       of Investments
                                         Including
                                       Maturity Date,
                                      Rate of Interest,
            (b) Identity of             Collaterial                        (e)
           Issue, Borrower,               Par, or                        Current
(a)     Lessor or Similar Party        Maturity Value       (d) Cost      Value
---  ------------------------------  ------------------   -----------  -----------
     Van Kampen American Value Fund       4,371  shares         **     $   102,861

     Blackrock Balanced Port Cl A         2,781  shares         **          57,751

     Merrill Lynch S&P 500 Index
       Fund Cl A                         13,670  shares         **         246,333

     Merrill Lynch Aggregate
       Bond Index                           617  shares         **           6,076

     Oppenheimer Quest Balanced
       Value Cl A                        25,600  shares         **         404,229

     Van Kampen Emerging Growth
       Fund Cl A                         59,748  shares         **       5,220,200

     AIM Global Growth & Income
       Fund Cl A                        208,406  shares         **       1,563,045

     Merrill Lynch Capital Fund
       Class A                           42,357  shares         **       1,358,404

     Merrill Lynch Retirement
       Preservation Trust               998,531  shares         **         998,531

 *   Justin Industries, Inc.
       Common Stock (Directed and
       Non-Directed Investments)      2,961,649  shares   $24,267,880   44,054,523
                                                                       -----------

                                                                       $54,011,953
                                                                       ===========

*    Indicates party-in-interest to the plan.
**   Participant directed investment, therefore cost information not required.

===============================================================================

                   JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                      EIN:  75-0102185               Plan Number:  014
                 Schedule H; Line 4j - Schedule of Reportable Transactions
                             Year Ended December 31, 1999

                                                      (c)                                    (i) Net
    (a) Identity of           (b) Description       Purchase     (d) Selling   (g) Cost of   Gain or
     Party Involved              of Assets           Price          Price         Asset       (Loss)
------------------------  -----------------------  -----------   -----------   -----------  ----------
Category (iii) - series of transactions in excess of 5% of plan assets:
Justin Industries, Inc.   Justin Industries, Inc.
                            Common Stock            $4,540,971    $        -    $4,540,971   $       -

Justin Industries, Inc.   Justin Industries, Inc.
                            Common Stock            $        -    $2,615,049    $1,830,912   $ 784,137




Sections (e) and (f) are not applicable.
Section (h) values were equal to the corresponding purchase or selling price.

Note: There were no category (i), (ii), or (iv) reportable transactions during 1999.

Note: The above amounts for Justin Industries, Inc. Common Stock include both participant and non-participant directed investment purchases and sales. The non-participant directed activity included in this fund was not separately determinable.

===============================================================================